Ab VP 3-6-02



02006965

NITED STATES
D EXCHANGE COMMISSION
aington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47307

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *01/01/2001* (MM/DD/YY) AND ENDING *12/31/2001* (MM/DD/YY)

FEB 28 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Underwriters Equity Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Crums Mill Road
(No. and Street)

Harrisburg	*PA*	*17112*
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Wevodau - Sr. VP, Finance *717-657-0789, x. 4222*
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name — *if individual, state last, first, middle name*)

100 E. Broad Street	*Columbus*	*OH*	*43215*
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Steven Wevodau*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Underwriters Equity Corporation*, as of *December 31*, 20*01*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Sr. Vice President, Finance

Title

Notary Public

Notarial Seal
Patricia Ann Heins, Notary Public
Lower Paxton Twp., Dauphin County
My Commission Expires March 19, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and Stockholder of
Underwriters Equity Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Underwriters Equity Corporation (a wholly-owned subsidiary of The BISYS Group, Inc.) (the Company), at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2002

Underwriters Equity Corporation
(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
As of December 31, 2001

Assets		
Cash	$	384,115
Accounts receivable		177,034
Due from parent		5,035,011
Total assets	$	5,596,160
Liabilities and Stockholder's Equity		
Accounts payable	$	11,105
Total liabilities		11,105
Stockholder's equity		
Common stock (authorized, 1,000 of $1 par value; issued and outstanding, 1,000 shares)		1,000
Contributions in excess of stated value of common stock		15,000
Retained earnings		5,569,055
Total stockholder's equity		5,585,055
Total liabilities and stockholder's equity	$	5,596,160

The accompanying notes are an integral part of these financial statements.

Underwriters Equity Corporation
(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Statement of Operations
For The Year Ended December 31, 2001

Revenues	
Commission income	$ 11,296,771
Interest income	102
Total revenues	11,296,873
Expenses	
Commission expense	4,436,388
General operating expenses	87,360
Total expenses	4,523,748
Income before taxes	6,773,125
Provision for income taxes	2,268,997
Net income	$ 4,504,128

The accompanying notes are an integral part of these financial statements.

Underwriters Equity Corporation
(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2001

	Common Stock	Contributions in Excess of Stated Value in Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2000	$ 1,000	$ 15,000	$ 1,064,927	$ 1,080,927
Net income	-	-	4,504,128	4,504,128
Balance at December 31, 2001	$ 1,000	$ 15,000	$ 5,569,055	$ 5,585,055

The accompanying notes are an integral part of these financial statements.

Underwriters Equity Corporation

(A Wholly Owned Subsidiary of The BISYS Group, Inc.

Statement of Cash Flows
For The Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 4,504,128
Adjustments to reconcile net income to net cash provided in operating activities:	
Increase in accounts receivable	(177,034)
Increase in accounts payable	9,873
Net cash provided by operations	4,336,967
Cash flows from financing activities	
Increase in due from parent	(4,450,429)
Net cash used in financing activities	(4,450,429)
Net decrease in cash	(113,462)
Cash, at December 31, 2000	497,577
Cash, at December 31, 2001	$ 384,115

The accompanying notes are an integral part of these financial statements.

Underwriters Equity Corporation

(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Notes to Financial Statements
December 31, 2001

1. Organization and Summary of Significant Accounting Policies

Organization

Underwriters Equity Corporation (the Company), is a wholly owned subsidiary of BISYS Insurance Services, Inc. (a wholly-owned subsidiary of The BISYS Group, Inc.) and was incorporated on September 23, 1986. The Company's primary business is to act as a wholesale broker-dealer of variable life insurance and annuity products for various insurance carriers. The Company's primary revenue source is commission paid by the carriers for the sale and renewal of these products. The Company conducts business on a national basis.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Income Taxes

BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income or loss and tax credits. No deferred tax provision is recognized as the Company does not have any temporary differences

Revenue Recognition

The Company recognizes commission revenue on an accrual basis when products are sold or renewed based on agreed-upon percentages of related premiums earned by the insurance carriers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital under the Rule of $373,010, which was $368,010 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.03 to 1.

4. Related-Party Transactions

During the fiscal year ended December 31, 2001, BISYS provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. In addition, BISYS incurred distribution-related expenses on the Company's behalf. BISYS did not charge the Company an administrative service fee for these services.

Underwriters Equity Corporation
(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Supplementary Schedule- Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2001

Total stockholder's equity from statement of financial condition	$ 5,585,055
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	177,034
Due from parent	5,035,011
Net capital	373,010
Minimum capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 368,010
Total aggregate indebtedness	$ 11,105
Percentage of aggregate indebtedness to net capital	2.98%
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital as reported in Company's Part II FOCUS Report (unaudited)	$ 610,211
Nonallowable assets erroneously reported as allowable:	
Accounts receivable	177,034
Audit adjustment to properly record payment of expenses	60,167
Net Capital per above computation	$ 373,010

Underwriters Equity Corporation

(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Supplementary Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
As of December 31, 2001

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (K)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies.



PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
Underwriter's Equity Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Underwriter's Equity Corporation (a wholly-owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

PricewaterhouseCoopers LLP

February 25, 2002

Underwriters Equity Corporation

(A Wholly Owned Subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17A-5 of The Securities Exchange Act of 1934 and Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17A-5

For the Year Ended December 31, 2001